News Announcement

CONTACT: Richard D. McGraw, President/CEO Vitran Corporation Inc. 416/596-7664 Kevin Glass, VP Finance/CFO Vitran Corporation Inc. 416/596-7664	Robert L. Rinderman Joseph N. Jaffoni Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

REMINDER:
Vitran management will conduct a conference call today, November 6th at 10:00 a.m. (Eastern time), to discuss the Company’s 2001 third quarter results. The conference call dial-in is: 888/214-7570. There will be a webcast at http://www.vcall.com/NASApp/VCall/EventPage?ID=78674

VITRAN REPORTS 2001 THIRD QUARTER RESULTS

TORONTO, ONTARIO (November 6, 2001) — Vitran Corporation Inc. (TSE:VTN.A, AMEX:VVN), a North American transportation and logistics firm, today announced operating results for the three and nine-month periods ended September 30, 2001 (all figures reported in Canadian dollars).

Revenues from continuing operations for the 2001 third quarter were $122,316,000, compared to $120,594,000 in the 2000 three-month period. Vitran’s third quarter EBITDA from continuing operations was $7,350,000, compared to $10,346,000 in the year-earlier period. For the quarter, Vitran achieved income from continuing operations of $2,023,000, or $0.21 per basic and fully diluted shares, compared to income from continuing operations of $3,226,000, or $0.33 per basic and fully diluted shares in the year-ago three-month period. Per share results are based on 9,859,778 and 9,878,178 shares outstanding during the 2001 and 2000 three-month periods, respectively.

Revenues from continuing operations for the first nine months of 2001 were $363,171,000, compared to $358,042,000 in the 2000 nine-month period. Vitran’s nine-month EBITDA from continuing operations was $15,820,000, compared to $27,910,000 in the year-earlier period. For the 2001 nine-month period, Vitran reported income from continuing operations of $1,487,000, versus income from continuing operations of $8,186,000 in the year-ago period. The Company incurred a $5,226,000 loss from discontinued operations for the nine-month period, including a provision of $3,750,000 for a loss on disposition taken in the second quarter.

(more)

Vitran Q3 2001, 11/6/01	page 2 of 4

In the 2001 nine-month period, Vitran reported a net loss of $3,739,000, or $0.38 per basic and fully diluted shares, compared to net income of $7,942,000, or $0.80 per basic and fully diluted shares in the year-ago nine-month period. This loss was primarily attributable to the loss from discontinued operations. Per share results are based on 9,859,778 and 9,901,968 shares outstanding during the 2001 and 2000 nine-month periods, respectively.

Operating income for Vitran’s LTL business in the third quarter was $4,704,000, compared with $7,192,000 in the same period last year. The operating ratio for this unit during the quarter was 95.1%, versus 92.4% in 2000.

The Truckload business unit achieved operating income of $249,000, however, if it were not for the abnormal write-off of systems conversion expenses, the results would have been consistent with the prior-year quarter of $438,000. The Vitran Logistics and Intermodal segment recorded income from operations of $213,000 for the three-month period ended September 30, 2001, compared to $309,000 in the same period in 2000.

During the third quarter, Vitran acquired all the outstanding shares that it did not previously own of The Freight Connection Inc. (TFC) for US $211,000. Subsequently, the Company de-listed TFC’s shares and it is now a wholly owned subsidiary of Vitran.

President and Chief Executive Officer Richard D. McGraw, stated, “The results from continuing operations for the quarter were very encouraging compared with the first two quarters of 2001, especially considering the challenging operating environment compared with a year ago. Our Canadian LTL operations maintained consistent performance and the US LTL operations improved significantly over quarters one and two of this year. Most of the other transportation units had respectable results, led by Vitran Logistics with an above-plan performance.”

Vitran also announced that its Board of Directors has voted to suspend payment of the semi-annual dividend of $0.035 per share, effective immediately. Mr. McGraw, stated, “Notwithstanding the Company’s improved performance, this change in policy has been made so that all internally generated funds will be used to repay debt and support future capital expenditure programs.”

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, intermodal and truck brokerage services. Further Company information is available at http://www.vitran.com.

(more)

Vitran Q3 2001, 11/6/01	page 3 of 4

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Corporation Inc.
Balance Sheet
September 30, 2001 (unaudited)
(in thousands of Canadian dollars)

Current assets	$82,035
Net assets of discontinued operations	2,780
Fixed assets	51,046
Goodwill and other assets	74,611

$210,472

Current liabilities	$74,486
Long-term debt	54,701
Other liabilities	3,060

132,247
Shareholders’ equity	78,225

$210,472

(statements of income follows)

Vitran Q3 2001, 11/6/01	page 4 of 4

VITRAN CORPORATION INC.
Statements Of Income
(in thousands, except share and per share amounts) (Canadian dollars)

	Three Months		Nine Months
	Ended Sept. 30,		Ended Sept. 30,
	(unaudited)		(unaudited)

	2001	2000	2001	2000

Revenues	$122,316	$120,594	$363,171	$358,042
Operating expenses	102,795	99,902	308,314	296,231

Gross profit	19,521	20,692	54,857	61,811

Selling, general and administrative expenses	12,171	10,346	39,037	33,901

Income from operations before depreciation and amortization	7,350	10,346	15,820	27,910
Depreciation and amortization	3,082	3,137	9,354	9,437

Income from operations	4,268	7,209	6,466	18,473
Net interest expense	1,393	1,874	4,678	5,501
Gain/(loss) on sale of assets	(229)	(565)	(287)	(797)

	1,622	2,439	4,965	6,298
Income/(loss) before income taxes and minority interest	2,646	4,770	1,501	12,175
Income taxes/(recovery)	623	1,541	146	4,001

Income (loss) from continuing operations before minority interest	2,023	3,229	1,355	8,174
Minority interest	—	(3)	132	12

Income (loss) from continuing operations	2,023	3,226	1,487	8,186
Income (loss) from discontinued operations	(294)	(293)	(5,226)	(244)

Net (loss) income	$1,729	$2,933	$(3,739)	$7,942

Earnings (loss) per share:
Basic — continuing operations	$0.21	$0.33	$0.15	$0.83

Basic — discontinued operations	$(0.03)	$(0.03)	$(0.53)	$(0.03)

Basic — net income	$0.18	$0.30	$(0.38)	$0.80

Fully Diluted — continuing operations	$0.21	$0.33	$0.15	$0.83

Fully Diluted — discontinued operations	$(0.03)	$(0.03)	$(0.53)	$(0.03)

Fully Diluted — net income	$0.18	$0.30	$(0.38)	$0.80

Number of shares outstanding	9,859,778	9,878,178	9,859,778	9,901,968

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

Vitran’s first quarter of 2001 and 2000 financial results at its ETL environmental business were restated to reflect these results as discontinued operations

Third Quarter	US LTL	Yr. over Yr.	CDN LTL	Yr. over Yr.
Operating Data	($US)	% Change	($CDN)	% Change

Revenue (000’s)	$38,911	(2.6)	$34,834	(1.3)
No. of Shipments	350,714	(3.7)	203,727	(5.6)
Tons	463,981	(2.4)	418,565	(8.9)
Revenue per shipment	$110.95	1.1	$170.99	4.6
Weight per shipment (pounds)	1,323	1.3	2,055	(3.5)